Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense.

The following table presents our ratio of earnings to fixed charges for the three-month period ended March 31, 2016 and for the five years ended December 31, 2015, 2014, 2013, 2012 and 2011 (dollars in thousands):

	For the Three
	Months Ended		For the Years Ended December 31,
	March 31, 2016		2015		2014	2013	2012	2011
Net income (loss)	$(46)		$30,156		$2,944	$1,274	$427	$(370)
Add back fixed charges:
Interest expense	9,977		23,553		8,469	3,659	3,305	1,727
Earnings before fixed charges and preferred share dividends	$9,931		$53,709		$11,413	$4,933	3,732	1,357
Fixed charges and preferred share dividends:
Interest expense	9,977		23,553		8,469	3,659	3,305	1,727
Preferred share dividends	-		-		-	10	15	-
Total fixed charges and preferred share dividends	$9,977		$23,553		$8,469	$3,669	$3,320	$1,727

Ratio of earnings to fixed charges	1.0	X	2.3	x	1.3x	1.3x	1.1x	—x
Ratio of earnings to fixed charges and preferred share dividends	1.0	X	2.3	x	1.3x	1.3x	1.1x	—x

(1) The dollar amount of the deficiency for the year ended December 31, 2011 is $0.4 million.